Exhibit 99.1

Ameris Bancorp Announces 2017 Financial Results

MOULTRIE, Ga., Jan. 26, 2018 /PRNewswire/ -- Ameris Bancorp (Nasdaq: ABCB) (the "Company") today reported net income of $73.5 million, or $1.98 per diluted share, for the year ended December 31, 2017, compared with $72.1 million, or $2.08 per diluted share, for 2016. For the quarter ending December 31, 2017, reported results include net income of $9.2 million, or $0.24 per diluted share, compared with $18.2 million, or $0.52 per diluted share, for the same period in 2016. The financial results include a charge of $13.4 million to income tax expense related to the valuation of the Company's deferred tax asset, due to the recent tax legislation that reduces the future corporate tax rate for the Company.

The Company reported adjusted operating net income of $92.3 million, or $2.48 per diluted share, for the year ended December 31, 2017, compared with $80.6 million, or $2.32 per diluted share, for 2016. Adjusted operating net income for the fourth quarter of 2017 was $23.6 million, or $0.63 per diluted share, compared with $22.2 million, or $0.63 per diluted share, for the same quarter of 2016.

For the year ended December 31, 2017, the Company's adjusted operating return on average assets was 1.26%, compared with 1.31% for 2016. For the fourth quarter of 2017, the Company's adjusted operating return on average assets was 1.20%, compared with 1.34% in the same quarter of 2016. Commenting on the Company's earnings, Edwin W. Hortman, Jr., Executive Chairman, President and Chief Executive Officer of the Company, said, "Our successes in 2017 show the strength of our team and dedication our bankers have to growing our bank in the communities we serve. During 2017, we grew loans 20% from organic growth within our existing markets and grew core deposits 16%, all while improving our margin by five basis points, exclusive of accretion from prior acquisitions, and improving asset quality."

Following is a summary of the adjustments between reported net income and adjusted operating net income:

Adjusted Operating Net Income Reconciliation
	Three Months Ended		Twelve Months Ended
	Dec	Dec	Dec	Dec
(dollars in thousands except per share data)	2017	2016	2017	2016
Net income available to common shareholders	$9,150	$18,177	$73,548	$72,100

Merger and conversion charges	421	17	915	6,376
Certain compliance resolution expenses	434	5,750	5,163	5,750
Accelerated premium amortization on loans sold from purchased loan pools	456	—	456	—
Financial impact of Hurricane Irma	—	—	410	—
Loss on sale of premises	308	430	1,264	992
Tax effect of management-adjusted charges	(567)	(2,169)	(2,873)	(4,591)
After tax management-adjusted charges	1,052	4,028	5,335	8,527
Tax expense attributable to remeasurement of deferred tax assets and deferred tax liabilities at reduced federal corporate tax rate	13,388	—	13,388	—
Adjusted operating net income	$23,590	$22,205	$92,271	$80,627

Reported net income per diluted share	$0.24	$0.52	$1.98	$2.08
Adjusted operating net income per diluted share	$0.63	$0.63	$2.48	$2.32

Reported return on average assets	0.47%	1.10%	1.00%	1.17%
Adjusted operating return on average assets	1.20%	1.34%	1.26%	1.31%

Highlights of the Company's results for 2017 include the following:

  Growth in operating net earnings of 14.4%
  Organic growth in loans of $941.0 million, or 20.3%, compared to $660.4 million, or 20.8%, in 2016
  Adjusted operating return on average assets of 1.26%, compared with 1.31% in 2016, with the decline almost entirely related to lower contribution to earnings from retail mortgage
  Adjusted operating return on average tangible common equity of 14.66%, compared with 16.85% in 2016
  Improvement in adjusted operating efficiency ratio to 60.3%, compared with 61.6% for 2016
  Increase in tangible book value per share of 23.9% to $17.86 at December 31, 2017
  Excluding accretion, increases in net interest margin of 5 bps during 2017 compared to 2016
  Loan to deposit ratio at the end of 2017 of 91.3% compared to 94.4% at the end of 2016
  Increase in total revenue of 12.1% to $364.6 million
  Annualized net charge-offs of 0.12% of average total loans and 0.13% of average non-purchased loans

Increase in Net Interest Income
Net interest income on a tax-equivalent basis increased 19.4% in 2017 to $267.1 million, up from $223.6 million for 2016. Growth in earning assets from internal sources contributed to the increase. Average earning assets increased 20.7% in 2017 to $6.76 billion, compared with $5.60 billion for 2016. Although the Company's net interest income increased, net interest margin for 2017, including accretion, declined to 3.95%, compared with 3.99% for 2016. Yields on earning assets in 2017 were 4.46%, compared with 4.35% in 2016.

Accretion income for 2017 decreased to $10.6 million or 2.9% of total revenue, compared with $14.1 million or 4.3%, respectively, for 2016. Excluding the effect of accretion, the Company's margin for 2017 was 3.79%, compared with 3.74% for 2016. Yields on all loans, excluding the effect of accretion, increased to 4.63% in 2017, compared with 4.50% in 2016.

The Company's net interest margin was 3.94% for the fourth quarter of 2017, down slightly from 3.95% reported for both the third quarter of 2017 and for the fourth quarter of 2016. Accretion income for the fourth quarter of 2017 decreased to $2.2 million, compared with $2.7 million for the third quarter of 2017, and from $3.4 million reported for the fourth quarter of 2016. Excluding the effect of accretion, the Company's margin for the fourth quarter of 2017 was 3.82%, an improvement compared with 3.80% for the third quarter of 2017 and 3.73% for the fourth quarter of 2016.

Yields on all loans, excluding the effect of accretion, increased to 4.70% during the fourth quarter of 2017, compared with 4.65% in the third quarter of 2017. Loan production in the banking division during the fourth quarter of 2017 totaled $419.8 million, with weighted average yields of 4.89%, compared with $409.2 million and 4.74%, respectively, in the third quarter of 2017 and $498.7 million and 4.37%, respectively, in the fourth quarter of 2016. Loan production in the lines of business (to include retail mortgage, warehouse lending, SBA and premium finance) amounted to an additional $1.5 billion during the fourth quarter of 2017, compared to $1.3 billion during the fourth quarter of 2016.

Total interest expense for 2017 was $34.2 million, compared with $19.7 million for 2016. Deposit costs increased during 2017 to 0.34%, compared with 0.24% for 2016. Noninterest-bearing deposits represented 28.6% of the total average deposits for 2017, compared with 29.1% for 2016. During the last quarter of the year, the Company regularly sees larger balances in the accounts of its larger commercial and municipal accounts, which accounted for approximately $335 million of the fourth quarter growth. The Company's deposit costs have grown at such a pace to produce a flat margin but the Company has been successful in generating an aggressive amount of new account growth, which management believes was a successful strategy in 2017. Anticipated rate increases are likely to move the Company's asset yields higher and allow the Company to continue being aggressive on deposit growth without negatively impacting the margin.

Noninterest Income
Noninterest income decreased 1.3% in 2017 to $104.5 million, compared with $105.8 million for 2016, the result of flat mortgage and service charges during 2017. Noninterest retail mortgage revenues were essentially flat during the year at $48.5 million despite an increase in mortgage volume of approximately $93.7 million or 6.7%. Gain on sale margins tightened during 2017, as they moved from 3.36% in the fourth quarter of 2016 to 3.17% in the fourth quarter of 2017 because of more industry focus on purchase business and higher rates to borrowers. The Company increased volume sufficient to make up for the tighter gains on sale, but late season hiring of mortgage bankers impacted profitability which increased by only 10.8%. Management expects faster growth in profitability in 2018 from higher volumes, steady levels of operating expense and full utilization of its government loan program endorsement. During 2017, the Company originated approximately $547 million of government loans with only 11.9% being in the Company's own GNMA securities.

Service charges for the year were also flat, coming in at $42.1 million compared to $42.7 million for 2016. Declining counts of consumer oriented accounts with the associated balances and revenues were offset by larger commercial accounts, generally with enough balances to offset the analysis charges. Management believes the Company's service charge routines on consumer and commercial accounts is competitive but is focused more heavily on attracting the balances to fund anticipated loan growth in the coming quarters.

Revenues from the Company's warehouse lending division decreased slightly during the year, from $7.8 million for 2016 to $7.6 million for 2017, while net income for the division increased 4.8%, from $4.1 million for 2016 to $4.3 million for 2017. Revenues and profitability slowed for the retail mortgage division in the fourth quarter, which is traditionally a slower time of the year. Net income for the Company's retail mortgage division was $2.2 million for the fourth quarter of 2017, compared with $3.0 million in the third quarter of 2017 and $1.9 million for the fourth quarter of 2016. Net income for the Company's warehouse lending division was $1.4 million for the fourth quarter of 2017, compared with $1.1 million for the third quarter of 2017 and $904,000 for the fourth quarter of 2016.

Revenues from the Company's SBA division continued to increase during 2017, rising from $8.9 million for 2016 to $10.0 million for 2017. Net income for the division increased to $3.9 million for 2017, compared to $2.8 million for 2016.

Noninterest Expense
Noninterest expense increased $16.1 million, or 7.5%, to $231.9 million for the year ended December 31, 2017, compared with $215.8 million for the year 2016. However, the Company incurred various expenses related to the new premium finance division that was added late in 2016, compliance-related charges due to exiting the Bank Secrecy Act ("BSA") consent order, losses on the sale of bank premises, merger-related charges and Hurricane Irma expenses. Excluding these amounts, expenses in 2017 increased by only $7.5 million, or 3.7%, compared with 2016 levels. Growth of noninterest expense in the retail mortgage, warehouse lending and SBA lines of business account for 41% of that increase, leaving core bank noninterest expense increasing only $4.4 million, or 2.8%. The following table shows the detail of these charges and analysis:

Noninterest Expense Analysis
	Twelve Months Ended
	Dec	Dec
(dollars in thousands)	2017	2016	$ Change	% Change
Total noninterest expense	$231,936	$215,835	$16,101	7.5%
Less:
Merger and conversion charges	915	6,376	(5,461)	(85.6)%
Certain compliance resolution expenses	5,163	5,750	(587)	(10.2)%
Financial impact of Hurricane Irma	410	—	410	NM
Loss on sale of premises	1,264	992	272	27.4%
Premium finance division noninterest expense	14,295	315	13,980	NM
Subtotal	209,889	202,402	7,487	3.7%
Less:
Retail mortgage division noninterest expense	41,084	38,402	2,682	7.0%
Warehouse lending division noninterest expense	795	832	(37)	(4.4)%
SBA division noninterest expense	4,100	3,675	425	11.6%
Core bank noninterest expense	$163,910	$159,493	$4,417	2.8%
NM denotes not meaningful

Salaries and benefits increased $13.2 million, or 12.3%, during 2017. The majority of this increase is attributable to $4.5 million salary and benefit expense in the new premium finance division, $3.3 million salary and benefit expense related to the strengthening of the Company's BSA department, and $2.3 million additional salary and benefits in the retail mortgage division. Exclusive of these three areas, salary and benefits increased $3.0 million, or 4.0%.

Occupancy costs decreased $328,000 during 2017, principally as a result of management's cost saving efforts during the year. Data processing and IT-related costs increased $3.3 million, or 13.3%, in 2017 due to increased number of accounts and products, as well as customer's increased reliance on mobile and internet oriented products and services.

Credit resolution related expenses decreased $2.7 million, or 43.4%, year over year as credit quality continues to improve. Other noninterest expenses increased $7.6 million, or 19.6% during 2017, mostly attributable to costs associated with the new premium finance division. Excluding the other noninterest expense in that division and the BSA compliance resolution charges in both years, other noninterest expense decreased $168,000, or 0.5% to $32.7 million during 2017, when compared to $32.9 million in 2016.

Balance Sheet Trends
Total assets increased $964.2 million, or 14.0%, during 2017. Total loans, including loans held for sale, purchased loans and purchased loan pools, were $6.24 billion at the end of 2017, compared with $5.37 billion at the end of 2016. Organic growth in loans totaled $941.0 million, or 20.3%, during 2017, compared with $660.4 million, or 20.8%, in 2016. As expected, loan growth rates in the fourth quarter of 2017 slowed to 10.1% on an annualized basis, compared with 12.1% on an annualized basis in the same quarter of 2016.

During the quarter, the Company sold or reclassified to loans held for sale approximately $119.5 million of mortgage loans from purchased loan pools, reducing the investment in purchased loan pools to $328.2 million, down 42% compared to the same period in the year ago period. Management expects the reinvestment of these funds at current yields to boost the margin by approximately three basis points and the Company's return on assets by two basis points.

Loan production and growth associated with the new premium finance division continue to meet forecasted levels. Loans outstanding for the division grew $112.0 million, or 30.2%, from $370.6 million at the end of 2016 to $482.5 million at the end of 2017. Relationship development of larger agencies and mid-tier insurance companies began producing volumes at the end of the year that gives management confidence in the continued growth of this line of business. Yields in the business were mostly steady during the year despite rising rates, the Company's aggressive growth posture and the increasing volume of larger loans with established agencies and commercial customers.

Deposits increased $1.05 billion during 2017 to end the year at $6.63 billion, from $5.58 billion at the end of 2016. At December 31, 2017, noninterest-bearing deposit accounts were $1.78 billion, or 26.8% of total deposits, compared with $1.57 billion, or 28.2% of total deposits, at December 31, 2016. Non-rate sensitive deposits grew $342.4 million or 10.8% to $3.52 billion at December 31, 2017, compared with $3.17 billion at the end of 2016. These funds represented 53.1% of the Company's total deposits at the end of 2017, compared with 56.9% at the end of 2016.

Growth in deposits at the end of the year, along with the Company's sale of mortgage loans from purchased loan pools lowered the loan to deposit ratio from 101.0% at the end of the third quarter of 2017 to 91.3% at December 31, 2017. Accelerating growth in deposits has continued for several quarters and management is increasingly confident that organic growth in existing markets, augmented by the anticipated growth achievable in the Atlanta MSA will provide adequate core funding to allow for continued growth without impacting our current operating ratios.

Stockholders' equity at December 31, 2017 totaled $804.5 million, an increase of $158.0 million, or 24.4%, from December 31, 2016. The increase in stockholders' equity was the result of the issuance of shares of common stock in the Company's public offering in the first quarter of 2017, plus earnings of $73.5 million during 2017, offset by dividends paid to shareholders of $14.9 million. Tangible book value per share was $17.86 at the end of 2017, up 23.9% from $14.42 at the end of 2016. Tangible common equity as a percentage of tangible assets was 8.62% at the end of 2017, compared with 7.46% at the end of 2016.

Conference Call
The Company will host a teleconference at 10:00 a.m. Eastern time today (January 26, 2018) to discuss the Company's results and answer appropriate questions. The conference call can be accessed by dialing 1-877-504-1190 (or 1-855-669-9657 for participants in Canada and 1-412-902-6630 for other international participants). The conference ID name is Ameris Bancorp ABCB. A replay of the call will be available one hour after the end of the conference call until February 9, 2018. To listen to the replay, dial 1-877-344-7529 (or 1-855-669-9658 for participants in Canada and 1-412-317-0088 for other international participants). The conference replay access code is 10115392. The conference call replay and the financial information discussed will also be available on the Investor Relations page of the Ameris Bank website at www.amerisbank.com.

About Ameris Bancorp
Ameris Bancorp is a bank holding company headquartered in Moultrie, Georgia. The Company's banking subsidiary, Ameris Bank, had 97 locations in Georgia, Alabama, northern Florida and South Carolina at the end of the most recent quarter.

This news release contains certain performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management of Ameris Bancorp (the "Company") uses these non-GAAP measures in its analysis of the Company's performance. These measures are useful when evaluating the underlying performance and efficiency of the Company's operations and balance sheet. The Company's management believes that these non-GAAP measures provide a greater understanding of ongoing operations, enhance comparability of results with prior periods and demonstrate the effects of significant gains and charges in the current period. The Company's management believes that investors may use these non-GAAP financial measures to evaluate the Company's financial performance without the impact of unusual items that may obscure trends in the Company's underlying performance. These disclosures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "estimate", "expect", "intend", "anticipate" and similar expressions and variations thereof identify certain of such forward-looking statements, which speak only as of the dates on which they were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on these forward-looking statements and are referred to the Company's periodic filings with the Securities and Exchange Commission, including the Company's 2016 Annual Report on Form 10-K, for a summary of certain factors that may impact the Company's results of operations and financial condition.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Financial Highlights						Table 1
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands except per share data)	2017	2017	2017	2017	2016	2017	2016

EARNINGS
Net income	$9,150	$20,158	$23,087	$21,153	$18,177	$73,548	$72,100
Adjusted operating net income	$23,590	$23,617	$23,458	$21,606	$22,205	$92,271	$80,627

COMMON SHARE DATA
Earnings per share available to common shareholders
Basic	$0.25	$0.54	$0.62	$0.59	$0.52	$2.00	$2.10
Diluted	$0.24	$0.54	$0.62	$0.59	$0.52	$1.98	$2.08
Operating diluted EPS	$0.63	$0.63	$0.63	$0.60	$0.63	$2.48	$2.32
Cash dividends per share	$0.10	$0.10	$0.10	$0.10	$0.10	$0.40	$0.30
Book value per share (period end)	$21.59	$21.54	$21.03	$20.42	$18.51	$21.59	$18.51
Tangible book value per share (period end)	$17.86	$17.78	$17.24	$16.60	$14.42	$17.86	$14.42
Weighted average number of shares
Basic	37,238,564	37,225,418	37,162,810	35,664,420	34,915,459	36,828,219	34,346,570
Diluted	37,556,335	37,552,667	37,489,348	36,040,240	35,293,035	37,144,139	34,701,732
Period end number of shares	37,260,012	37,231,049	37,222,904	37,128,714	34,921,474	37,260,012	34,921,474
Market data
High intraday price	$51.30	$51.28	$49.80	$49.50	$47.70	$51.30	$47.70
Low intraday price	$44.75	$41.05	$42.60	$41.60	$34.61	$41.05	$24.96
Period end closing price	$48.20	$48.00	$48.20	$46.10	$43.60	$48.20	$43.60
Average daily volume	206,178	168,911	169,617	242,982	191,894	196,717	206,487

PERFORMANCE RATIOS
Return on average assets	0.47%	1.07%	1.29%	1.24%	1.10%	1.00%	1.17%
Return on average common equity	4.47%	10.04%	11.95%	12.33%	11.06%	9.55%	11.75%
Earning asset yield (TE)	4.49%	4.50%	4.45%	4.38%	4.34%	4.46%	4.35%
Total cost of funds	0.57%	0.57%	0.52%	0.42%	0.38%	0.52%	0.36%
Net interest margin (TE)	3.94%	3.95%	3.95%	3.97%	3.95%	3.95%	3.99%
Noninterest income excluding securities transactions, as a percent of total revenue (TE)	22.41%	25.68%	27.81%	27.27%	27.32%	25.73%	30.28%
Efficiency ratio	63.74%	67.94%	61.02%	61.52%	67.05%	63.62%	66.38%

CAPITAL ADEQUACY (period end)
Shareholders' equity to assets	10.24%	10.48%	10.58%	10.69%	9.38%	10.24%	9.38%
Tangible common equity to tangible assets	8.62%	8.81%	8.84%	8.86%	7.46%	8.62%	7.46%

EQUITY TO ASSETS RECONCILIATION
Tangible common equity to tangible assets	8.62%	8.81%	8.84%	8.86%	7.46%	8.62%	7.46%
Effect of goodwill and other intangibles	1.62%	1.67%	1.74%	1.83%	1.92%	1.62%	1.92%
Equity to assets (GAAP)	10.24%	10.48%	10.58%	10.69%	9.38%	10.24%	9.38%

OTHER DATA (period end)
Full time equivalent employees
Banking Division	1,085	1,080	1,082	1,039	1,014	1,085	1,014
Retail Mortgage Division	279	272	268	252	254	279	254
Warehouse Lending Division	8	8	8	8	9	8	9
SBA Division	20	23	23	20	21	20	21
Premium Finance Division	68	62	56	50	—	68	—
Total Ameris Bancorp FTE headcount	1,460	1,445	1,437	1,369	1,298	1,460	1,298

Assets per Banking Division FTE	$7,241	$7,083	$6,387	$6,829	$6,797	$7,241	$6,797
Branch locations	97	97	97	97	97	97	97
Deposits per branch location	$68,308	$60,778	$59,726	$58,169	$57,476	$68,308	$57,476

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Income Statement						Table 2
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands except per share data)	2017	2017	2017	2017	2016	2017	2016

Interest income
Interest and fees on loans	$73,440	$70,462	$65,464	$61,521	$57,982	$270,887	$218,659
Interest on taxable securities	5,097	5,062	5,195	4,800	4,348	20,154	17,824
Interest on nontaxable securities	372	392	401	416	425	1,581	1,722
Interest on deposits in other banks	655	406	351	313	193	1,725	827
Interest on federal funds sold	—	—	—	—	8	—	33
Total interest income	79,564	76,322	71,411	67,050	62,956	294,347	239,065

Interest expense
Interest on deposits	6,398	5,136	4,580	3,763	3,680	19,877	12,410
Interest on other borrowings	3,643	4,331	3,674	2,697	1,997	14,345	7,284
Total interest expense	10,041	9,467	8,254	6,460	5,677	34,222	19,694

Net interest income	69,523	66,855	63,157	60,590	57,279	260,125	219,371
Provision for loan losses	2,536	1,787	2,205	1,836	1,710	8,364	4,091
Net interest income after provision for loan losses	66,987	65,068	60,952	58,754	55,569	251,761	215,280

Noninterest income
Service charges on deposits accounts	10,340	10,535	10,616	10,563	11,036	42,054	42,745
Mortgage banking activity	10,037	13,340	13,943	11,215	9,878	48,535	48,298
Other service charges, commissions and fees	735	699	729	709	706	2,872	3,575
Gain on sale of securities	—	—	37	—	—	37	94
Other noninterest income	2,451	2,425	2,864	3,219	2,652	10,959	11,089
Total noninterest income	23,563	26,999	28,189	25,706	24,272	104,457	105,801

Noninterest expense
Salaries and employee benfits	30,507	32,583	29,132	27,794	25,137	120,016	106,837
Occupancy and equipment expenses	6,010	6,036	6,146	5,877	6,337	24,069	24,397
Data processing and telecommunications expenses	7,219	7,050	7,028	6,572	6,244	27,869	24,591
Credit resolution related expenses(1)	614	1,347	599	933	1,083	3,493	6,172
Advertising and marketing expenses	1,519	1,247	1,259	1,106	1,273	5,131	4,181
Amortization of intangible assets	942	941	1,013	1,036	1,044	3,932	4,376
Merger and conversion charges	421	92	—	402	17	915	6,376
Other noninterest expenses	12,105	14,471	10,562	9,373	13,542	46,511	38,905
Total noninterest expense	59,337	63,767	55,739	53,093	54,677	231,936	215,835

Income before income tax expense	31,213	28,300	33,402	31,367	25,164	124,282	105,246
Income tax expense	22,063	8,142	10,315	10,214	6,987	50,734	33,146
Net income	$9,150	$20,158	$23,087	$21,153	$18,177	$73,548	$72,100

Diluted earnings per common share	$0.24	$0.54	$0.62	$0.59	$0.52	$1.98	$2.08

(1) Includes expenses associated with problem loans and OREO, as well as OREO losses and writedowns.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Period End Balance Sheet	Table 3
	Three Months Ended
	Dec	Sep	Jun	Mar	Dec
(dollars in thousands)	2017	2017	2017	2017	2016

Assets
Cash and due from banks	$139,313	$131,071	$139,500	$127,164	$127,164
Federal funds sold and interest-bearing deposits in banks	191,345	112,844	137,811	232,045	71,221
Investment securities available for sale, at fair value	810,873	819,593	818,693	830,765	822,735
Other investments	42,270	47,977	42,495	35,950	29,464
Loans held for sale, at fair value	197,442	137,392	146,766	105,637	105,924

Loans	4,856,514	4,574,678	4,230,228	3,785,480	3,626,821
Purchased loans	861,595	917,126	950,499	1,006,935	1,069,191
Purchased loan pools	328,246	465,218	490,114	529,099	568,314
Loans, net of unearned income	6,046,355	5,957,022	5,670,841	5,321,514	5,264,326
Allowance for loan losses	(25,791)	(25,966)	(25,101)	(25,250)	(23,920)
Loans, net	6,020,564	5,931,056	5,645,740	5,296,264	5,240,406

Other real estate owned	8,464	9,391	11,483	10,466	10,874
Purchased other real estate owned	9,011	9,946	11,330	11,668	12,540
Total other real estate owned	17,475	19,337	22,813	22,134	23,414

Premises and equipment, net	117,738	119,458	121,108	121,610	121,217
Goodwill	125,532	125,532	125,532	125,532	125,532
Other intangible assets, net	13,496	14,437	15,378	16,391	17,428
Deferred income taxes, net	28,320	39,365	41,124	41,505	40,776
Cash value of bank owned life insurance	79,641	79,241	78,834	78,442	78,053
Other assets	72,194	72,517	62,064	61,417	88,697
Total assets	$7,856,203	$7,649,820	$7,397,858	$7,094,856	$6,892,031

Liabilities
Deposits
Noninterest-bearing	$1,777,141	$1,718,022	$1,672,918	$1,654,723	$1,573,389
Interest-bearing	4,848,704	4,177,482	4,120,479	3,987,646	4,001,774
Total deposits	6,625,845	5,895,504	5,793,397	5,642,369	5,575,163
Federal funds purchased and securities sold under agreements to repurchase	30,638	14,156	18,400	40,415	53,505
Other borrowings	250,554	808,572	679,591	525,669	492,321
Subordinated deferrable interest debentures	85,550	85,220	84,889	84,559	84,228
Other liabilities	59,137	44,447	38,899	43,628	40,377
Total liabilities	7,051,724	6,847,899	6,615,176	6,336,640	6,245,594

Shareholders' Equity
Preferred stock	—	—	—	—	—
Common stock	38,735	38,706	38,698	38,603	36,378
Capital stock	508,404	506,779	505,803	503,543	410,276
Retained earnings	273,119	267,694	251,259	231,894	214,454
Accumulated other comprehensive income (loss), net of tax	(1,280)	3,241	1,421	(1,209)	(1,058)
Treasury stock	(14,499)	(14,499)	(14,499)	(14,615)	(13,613)
Total shareholders' equity	804,479	801,921	782,682	758,216	646,437
Total liabilities and shareholders' equity	$7,856,203	$7,649,820	$7,397,858	$7,094,856	$6,892,031

Other Data
Earning assets	$7,288,285	$7,074,828	$6,816,606	$6,525,911	$6,293,670
Intangible assets	139,028	139,969	140,910	141,923	142,960
Interest-bearing liabilities	5,215,446	5,085,430	4,903,359	4,638,289	4,631,828
Average assets	7,777,996	7,461,367	7,152,024	6,915,965	6,573,344
Average common shareholders' equity	812,264	796,856	774,664	695,830	653,991

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Asset Quality Information						Table 4
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands)	2017	2017	2017	2017	2016	2017	2016

Allowance for Loan Losses
Balance at beginning of period	$25,966	$25,101	$25,250	$23,920	$22,963	$23,920	$21,062

Provision for loan losses	2,536	1,787	2,205	1,836	1,710	8,364	4,091

Charge-offs	3,638	2,443	3,284	1,102	1,686	10,467	6,327
Recoveries	927	1,521	930	596	933	3,974	5,094
Net charge-offs (recoveries)	2,711	922	2,354	506	753	6,493	1,233

Ending balance	$25,791	$25,966	$25,101	$25,250	$23,920	$25,791	$23,920

Net Charge-off Information

Charge-offs
Commercial, financial and agricultural	$954	$1,091	$701	$104	$726	$2,850	$1,999
Real estate - construction and development	—	1	41	53	264	95	588
Real estate - commercial and farmland	440	18	386	9	—	853	708
Real estate - residential	120	852	963	216	239	2,151	1,122
Consumer installment	696	320	438	164	159	1,618	351
Purchased loans	1,428	161	755	556	298	2,900	1,559
Purchased loan pools	—	—	—	—	—	—	—
Total charge-offs	3,638	2,443	3,284	1,102	1,686	10,467	6,327

Recoveries
Commercial, financial and agricultural	571	409	221	69	121	1,270	400
Real estate - construction and development	2	126	98	20	16	246	490
Real estate - commercial and farmland	28	26	121	9	78	184	269
Real estate - residential	47	56	73	61	23	237	391
Consumer installment	38	17	44	17	8	116	127
Purchased loans	241	887	373	420	687	1,921	3,417
Purchased loan pools	—	—	—	—	—	—	—
Total recoveries	927	1,521	930	596	933	3,974	5,094

Net charge-offs (recoveries)	$2,711	$922	$2,354	$506	$753	$6,493	$1,233

Non-Performing Assets
Nonaccrual loans (excluding purchased loans)	$14,202	$15,325	$17,083	$18,281	$18,114	$14,202	$18,114
Nonaccrual purchased loans	15,428	19,049	17,357	23,606	22,966	15,428	22,966
Nonaccrual purchased loan pools	—	915	918	—	—	—	—
Other real estate owned	8,464	9,391	11,483	10,466	10,874	8,464	10,874
Purchased other real estate owned	9,011	9,946	11,330	11,668	12,540	9,011	12,540
Accruing loans delinquent 90 days or more (excluding purchased loans)	5,991	2,941	1,784	933	—	5,991	—
Accruing purchased loans delinquent 90 days or more	—	—	147	—	—	—	—
Total non-performing assets	$53,096	$57,567	$60,102	$64,954	$64,494	$53,096	$64,494

Asset Quality Ratios
Non-performing assets as a percent of total assets	0.68%	0.75%	0.81%	0.92%	0.94%	0.68%	0.94%
Net charge-offs as a percent of average loans (annualized)	0.18%	0.06%	0.17%	0.04%	0.06%	0.12%	0.03%
Net charge-offs, excluding purchased loans as a percent of average loans (annualized)	0.13%	0.15%	0.20%	0.04%	0.14%	0.13%	0.11%

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Loan Information	Table 5
	Dec	Sep	Jun	Mar	Dec
(dollars in thousands)	2017	2017	2017	2017	2016

Loans by Type
Legacy loans
Commercial, financial and agricultural	$1,362,508	$1,307,209	$1,218,633	$1,061,599	$967,138
Real estate - construction and development	624,595	550,189	486,858	415,029	363,045
Real estate - commercial and farmland	1,535,439	1,558,882	1,519,002	1,458,110	1,406,219
Real estate - residential	1,009,461	969,289	857,069	726,795	781,018
Consumer installment	309,194	183,314	147,505	115,919	96,915
Other	15,317	5,795	1,161	8,028	12,486
Total legacy loans	$4,856,514	$4,574,678	$4,230,228	$3,785,480	$3,626,821
Purchased loans
Commercial, financial and agricultural	$74,378	$80,895	$87,612	$89,897	$96,537
Real estate - construction and development	65,513	68,583	73,567	82,378	81,368
Real estate - commercial and farmland	468,246	500,169	510,312	538,046	576,355
Real estate - residential	250,539	264,312	275,504	292,911	310,277
Consumer installment	2,919	3,167	3,504	3,703	4,654
Total purchased loans	$861,595	$917,126	$950,499	$1,006,935	$1,069,191
Purchased loan pools
Real estate - residential	$328,246	$465,218	$490,114	$529,099	$568,314
Total purchased loan pools	$328,246	$465,218	$490,114	$529,099	$568,314
Total loan portfolio
Commercial, financial and agricultural	$1,436,886	$1,388,104	$1,306,245	$1,151,496	$1,063,675
Real estate - construction and development	690,108	618,772	560,425	497,407	444,413
Real estate - commercial and farmland	2,003,685	2,059,051	2,029,314	1,996,156	1,982,574
Real estate - residential	1,588,246	1,698,819	1,622,687	1,548,805	1,659,609
Consumer installment	312,113	186,481	151,009	119,622	101,569
Other	15,317	5,795	1,161	8,028	12,486
Total loans	$6,046,355	$5,957,022	$5,670,841	$5,321,514	$5,264,326

Troubled Debt Restructurings (excluding purchased loans)
Accruing troubled debt restructurings
Commercial, financial and agricultural	$41	$44	$40	$42	$47
Real estate - construction and development	417	424	429	435	686
Real estate - commercial and farmland	4,680	4,769	4,859	3,944	4,119
Real estate - residential	6,199	7,209	6,829	9,220	9,340
Consumer installment	5	6	12	18	17
Total accruing troubled debt restructurings	$11,342	$12,452	$12,169	$13,659	$14,209
Nonaccrual troubled debt restructurings
Commercial, financial and agricultural	$120	$129	$136	$142	$114
Real estate - construction and development	34	34	34	34	34
Real estate - commercial and farmland	204	210	192	1,617	2,970
Real estate - residential	1,508	1,212	1,975	998	739
Consumer installment	98	130	133	129	130
Total nonaccrual troubled debt restructurings	$1,964	$1,715	$2,470	$2,920	$3,987
Total troubled debt restructurings (excluding purchased loans)	$13,306	$14,167	$14,639	$16,579	$18,196

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Loan Information (continued)	Table 5
	Dec	Sep	Jun	Mar	Dec
(dollars in thousands)	2017	2017	2017	2017	2016

Loans by Risk Grade
Legacy loans
Grade 10 - Prime credit	$554,979	$510,262	$490,514	$420,814	$414,564
Grade 15 - Good credit	688,481	692,217	631,141	587,180	539,147
Grade 20 - Satisfactory credit	2,033,979	2,003,173	1,875,308	1,718,749	1,669,998
Grade 23 - Performing, under-collateralized credit	16,996	14,977	15,386	20,889	23,186
Grade 25 - Minimum acceptable credit	1,487,781	1,277,969	1,147,786	958,623	907,588
Grade 30 - Other asset especially mentioned	30,075	36,143	32,871	37,298	29,172
Grade 40 - Substandard	44,216	39,930	37,116	41,821	43,067
Grade 50 - Doubtful	7	7	106	106	99
Grade 60 - Loss	—	—	—	—	—
Total legacy loans	$4,856,514	$4,574,678	$4,230,228	$3,785,480	$3,626,821
Purchased loans
Grade 10 - Prime credit	$3,964	$4,039	$5,959	$6,017	$6,536
Grade 15 - Good credit	101,098	107,097	39,391	38,179	40,786
Grade 20 - Satisfactory credit	259,872	275,855	327,449	365,434	334,353
Grade 23 - Performing, under-collateralized credit	19,736	19,859	22,058	22,081	27,475
Grade 25 - Minimum acceptable credit	385,080	411,776	459,903	476,954	569,026
Grade 30 - Other asset especially mentioned	37,121	50,696	41,869	43,450	35,032
Grade 40 - Substandard	54,724	47,804	53,870	54,820	55,983
Grade 50 - Doubtful	—	—	—	—	—
Grade 60 - Loss	—	—	—	—	—
Total purchased loans	$861,595	$917,126	$950,499	$1,006,935	$1,069,191
Purchased loan pools
Grade 20 - Satisfactory credit	$327,342	$464,303	$489,196	$528,181	$567,389
Grade 40 - Substandard	904	915	918	918	925
Total purchased loan pools	$328,246	$465,218	$490,114	$529,099	$568,314

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Average Balances						Table 6
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands)	2017	2017	2017	2017	2016	2017	2016

Earning Assets
Federal funds sold	$3	$—	$—	$—	$5,261	$1	$6,033
Interest-bearing deposits in banks	184,287	109,266	121,810	147,385	122,538	140,702	126,453
Investment securities - taxable	759,253	760,907	766,375	759,850	770,373	761,593	758,076
Investment securities - nontaxable	58,858	60,862	63,210	65,374	66,566	62,055	68,340
Other investments	32,706	42,687	37,375	37,392	19,732	37,541	16,470
Loans held for sale	138,468	126,798	110,933	77,617	102,926	113,657	97,995
Loans	4,692,997	4,379,082	3,994,213	3,678,149	3,145,714	4,188,378	2,777,505
Purchased loans	888,854	937,595	973,521	1,034,983	1,101,907	958,738	1,127,765
Purchased loan pools	446,677	475,742	516,949	547,057	590,617	496,844	619,440
Total Earning Assets	$7,202,103	$6,892,939	$6,584,386	$6,347,807	$5,925,634	$6,759,509	$5,598,077

Deposits
Noninterest-bearing deposits	$1,805,996	$1,654,467	$1,615,001	$1,604,495	$1,592,073	$1,670,499	$1,515,771
NOW accounts	1,301,628	1,201,151	1,154,364	1,169,567	1,253,849	1,207,024	1,141,206
MMDA	1,964,437	1,682,306	1,621,487	1,486,972	1,435,958	1,690,091	1,390,948
Savings accounts	273,979	278,991	278,666	268,741	262,782	275,119	261,559
Retail CDs < $100,000	433,303	437,641	441,556	444,195	445,132	439,140	438,798
Retail CDs $100,000 and over	592,916	582,598	560,320	517,354	497,113	563,557	448,243
Brokered CDs	—	—	—	—	3,750	—	3,716
Total Deposits	6,372,259	5,837,154	5,671,394	5,491,324	5,490,657	5,845,430	5,200,241
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	25,970	19,414	27,088	42,589	44,000	28,694	44,324
FHLB advances	369,076	608,413	483,583	525,583	222,426	496,541	150,879
Other borrowings	75,571	75,590	75,625	47,738	38,728	68,726	45,526
Subordinated deferrable interest debentures	85,372	85,040	84,710	84,379	84,050	84,878	80,952
Total Non-Deposit Funding	555,989	788,457	671,006	700,289	389,204	678,839	321,681
Total Funding	$6,928,248	$6,625,611	$6,342,400	$6,191,613	$5,879,861	$6,524,269	$5,521,922

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Interest Income and Interest Expense (TE)						Table 7
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands)	2017	2017	2017	2017	2016	2017	2016

Interest Income
Federal funds sold	$—	$—	$—	$—	$8	$—	$33
Interest-bearing deposits in banks	655	406	351	313	193	1,725	827
Investment securities - taxable	5,097	5,062	5,195	4,800	4,348	20,154	17,824
Investment securities - nontaxable (TE)	572	603	617	640	654	2,432	2,405
Loans held for sale	1,380	1,131	1,058	653	989	4,222	3,391
Loans (TE)	57,193	53,394	47,255	43,157	37,418	200,999	131,305
Purchased loans	13,150	14,048	14,765	15,173	17,015	57,136	70,363
Purchased loan pools	3,531	3,491	3,786	3,832	3,950	14,640	17,170
Total Earning Assets	$81,578	$78,135	$73,027	$68,568	$64,575	$301,308	$243,318

Accretion income (included above)	$2,183	$2,725	$2,896	$2,810	$3,370	$10,614	$14,112

Interest Expense
Deposits
Noninterest-bearing deposits	$—	$—	$—	$—	$—	$—	$—
NOW accounts	811	600	520	497	613	2,428	1,953
MMDA	3,288	2,316	2,008	1,538	1,405	9,150	4,854
Savings accounts	46	47	45	43	44	181	177
Retail CDs < $100,000	702	684	636	562	553	2,584	2,034
Retail CDs $100,000 and over	1,551	1,489	1,371	1,123	1,060	5,534	3,369
Brokered CDs	—	—	—	—	6	—	24
Total Deposits	6,398	5,136	4,580	3,763	3,681	19,877	12,411
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	12	11	13	20	21	56	98
FHLB advances	1,180	1,849	1,238	907	328	5,174	899
Other borrowings	1,144	1,183	1,158	559	432	4,044	1,765
Subordinated deferrable interest debentures	1,307	1,288	1,265	1,211	1,216	5,071	4,522
Total Non-Deposit Funding	3,643	4,331	3,674	2,697	1,997	14,345	7,284
Total Funding	$10,041	$9,467	$8,254	$6,460	$5,678	$34,222	$19,695

Net Interest Income (TE)	$71,537	$68,668	$64,773	$62,108	$58,897	$267,086	$223,623

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Yields(1)						Table 8
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
	2017	2017	2017	2017	2016	2017	2016

Earning Assets
Federal funds sold	0.00%	0.00%	0.00%	0.00%	0.60%	0.00%	0.55%
Interest-bearing deposits in banks	1.41%	1.47%	1.16%	0.86%	0.63%	1.23%	0.65%
Investment securities - taxable	2.66%	2.64%	2.72%	2.56%	2.25%	2.65%	2.35%
Investment securities - nontaxable (TE)	3.86%	3.93%	3.92%	3.97%	3.91%	3.92%	3.52%
Loans held for sale	3.95%	3.54%	3.83%	3.41%	3.82%	3.71%	3.46%
Loans (TE)	4.84%	4.84%	4.75%	4.76%	4.73%	4.80%	4.73%
Purchased loans	5.87%	5.94%	6.08%	5.95%	6.14%	5.96%	6.24%
Purchased loan pools	3.14%	2.91%	2.94%	2.84%	2.66%	2.95%	2.77%
Total Earning Assets	4.49%	4.50%	4.45%	4.38%	4.34%	4.46%	4.35%

Deposits
Noninterest-bearing deposits	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
NOW accounts	0.25%	0.20%	0.18%	0.17%	0.19%	0.20%	0.17%
MMDA	0.66%	0.55%	0.50%	0.42%	0.39%	0.54%	0.35%
Savings accounts	0.07%	0.07%	0.06%	0.06%	0.07%	0.07%	0.07%
Retail CDs < $100,000	0.64%	0.62%	0.58%	0.51%	0.49%	0.59%	0.46%
Retail CDs $100,000 and over	1.04%	1.01%	0.98%	0.88%	0.85%	0.98%	0.75%
Brokered CDs	0.00%	0.00%	0.00%	0.00%	0.64%	0.00%	0.65%
Total Deposits	0.40%	0.35%	0.32%	0.28%	0.27%	0.34%	0.24%
Non-Deposit Funding
Federal funds purchased and securities sold under agreements to repurchase	0.18%	0.22%	0.19%	0.19%	0.19%	0.20%	0.22%
FHLB advances	1.27%	1.21%	1.03%	0.70%	0.59%	1.04%	0.60%
Other borrowings	6.01%	6.21%	6.14%	4.75%	4.44%	5.88%	3.88%
Subordinated deferrable interest debentures	6.07%	6.01%	5.99%	5.82%	5.76%	5.97%	5.59%
Total Non-Deposit Funding	2.60%	2.18%	2.20%	1.56%	2.04%	2.11%	2.26%
Total Funding(2)	0.57%	0.57%	0.52%	0.42%	0.38%	0.52%	0.36%

Net Interest Spread	3.92%	3.93%	3.93%	3.96%	3.96%	3.94%	3.99%

Net Interest Margin(3)	3.94%	3.95%	3.95%	3.97%	3.95%	3.95%	3.99%

(1) Interest and average rates are calculated on a tax-equivalent basis using an effective tax rate of 35%.
(2) Rate calculated based on total average funding including noninterest-bearing deposits.
(3) Rate calculated based on average earning assets.

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Non-GAAP Reconciliations

Adjusted Operating Net Income						Table 9A
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands except per share data)	2017	2017	2017	2017	2016	2017	2016
Net income available to common shareholders	$9,150	$20,158	$23,087	$21,153	$18,177	$73,548	$72,100

Merger and conversion charges	421	92	—	402	17	915	6,376
Certain compliance resolution expenses	434	4,729	—	—	5,750	5,163	5,750
Accelerated premium amortization on loans sold from purchased loan pools	456	—	—	—	—	456	—
Financial impact of Hurricane Irma	—	410	—	—	—	410	—
Loss on sale of premises	308	91	570	295	430	1,264	992
Tax effect of management-adjusted charges	(567)	(1,863)	(199)	(244)	(2,169)	(2,873)	(4,591)
After tax management-adjusted charges	1,052	3,459	371	453	4,028	5,335	8,527

Tax expense attributable to remeasurement of deferred tax assets and deferred tax liabilities at reduced federal corporate tax rate	13,388	—	—	—	—	13,388	—

Adjusted operating net income	$23,590	$23,617	$23,458	$21,606	$22,205	$92,271	$80,627

Adjusted operating net income per diluted share	$0.63	$0.63	$0.63	$0.60	$0.63	$2.48	$2.32
Adjusted operating return on average assets	1.20%	1.26%	1.32%	1.27%	1.34%	1.26%	1.31%
Adjusted operating return on average common tangible equity	13.91%	14.28%	14.86%	15.84%	17.25%	14.66%	16.85%

Net Interest Margin Excluding Accretion and Yield on Total Loans Excluding Accretion						Table 9B
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands)	2017	2017	2017	2017	2016	2017	2016
Total interest income (TE)	$81,578	$78,135	$73,027	$68,568	$64,575	$301,308	$243,318
Accretion income	2,183	2,725	2,896	2,810	3,370	10,614	14,112
Total interest income (TE) excluding accretion	79,395	75,410	70,131	65,758	61,205	290,694	229,206
Interest expense	10,041	9,467	8,254	6,460	5,677	34,222	19,694
Net interest income (TE) excluding accretion	$69,354	$65,943	$61,877	$59,298	$55,528	$256,472	$209,512

Yield on total loans (TE) excluding accretion	4.70%	4.65%	4.59%	4.56%	4.51%	4.63%	4.50%
Net interest margin (TE) excluding accretion	3.82%	3.80%	3.77%	3.79%	3.73%	3.79%	3.74%

Management-Adjusted Efficiency Ratio						Table 9C
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands)	2017	2017	2017	2017	2016	2017	2016

Management-Adjusted Operating Expenses
Total operating expenses	$59,337	$63,767	$55,739	$53,093	$54,677	$231,936	$215,835
Adjustment items:
Merger and conversion expenses	(421)	(92)	—	(402)	(17)	(915)	(6,376)
Certain compliance resolution expenses	(434)	(4,729)	—	—	(5,750)	(5,163)	(5,750)
Financial impact of Hurricane Irma	—	(410)	—	—	—	(410)	—
Loss on sale of premises	(308)	(91)	(570)	(295)	(430)	(1,264)	(992)
Management-adjusted operating expenses	$58,174	$58,445	$55,169	$52,396	$48,480	$224,184	$202,717

Management-Adjusted Total Revenue
Net interest income (TE)	$71,537	$68,668	$64,773	$62,108	$58,897	$267,086	$223,623
Noninterest income	23,563	26,999	28,189	25,706	24,272	104,457	105,801
Adjustment items:
Gain on sale of securities	—	—	(37)	—	—	(37)	(94)
Accelerated premium amortization on loans sold from purchased loan pools	456	—	—	—	—	456	—
Management-adjusted total revenue	$95,556	$95,667	$92,925	$87,814	$83,169	$371,962	$329,330

Management-Adjusted Operating Efficiency Ratio (TE)	60.88%	61.09%	59.37%	59.67%	58.29%	60.27%	61.55%

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Non-GAAP Reconciliations (continued)

Tangible Book Value Per Share						Table 9D
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands except per share data)	2017	2017	2017	2017	2016	2017	2016
Total shareholders' equity	$804,479	$801,921	$782,682	$758,216	$646,437	$804,479	$646,437
Less:
Goodwill	125,532	125,532	125,532	125,532	125,532	125,532	125,532
Other intangibles, net	13,496	14,437	15,378	16,391	17,428	13,496	17,428
Total tangible shareholders' equity	$665,451	$661,952	$641,772	$616,293	$503,477	$665,451	$503,477

Period end number of shares	37,260,012	37,231,049	37,222,904	37,128,714	34,921,474	37,260,012	34,921,474
Tangible book value per share (period end)	$17.86	$17.78	$17.24	$16.60	$14.42	$17.86	$14.42

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Segment Reporting						Table 10
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands)	2017	2017	2017	2017	2016	2017	2016

Banking Division
Net interest income	$55,193	$53,600	$51,800	$50,126	$50,528	$210,719	$198,484
Provision for loan losses	2,277	1,037	1,491	1,982	502	6,787	1,973
Noninterest income	12,442	13,007	12,954	13,013	13,466	51,416	53,168
Noninterest expense
Salaries and employee benefits	20,100	20,554	19,359	18,844	17,084	78,857	72,824
Occupancy and equipment expenses	5,368	5,384	5,427	5,257	5,668	21,436	22,209
Data processing and telecommunications expenses	6,399	6,357	6,378	6,043	5,841	25,177	23,140
Other noninterest expenses	11,837	14,905	10,209	9,241	15,398	46,192	54,438
Total noninterest expense	43,704	47,200	41,373	39,385	43,991	171,662	172,611
Income before income tax expense	21,654	18,370	21,890	21,772	19,501	83,686	77,068
Income tax expense	18,717	4,850	6,095	6,856	5,005	36,518	23,283
Net income	$2,937	$13,520	$15,795	$14,916	$14,496	$47,168	$53,785

Retail Mortgage Division
Net interest income	$4,876	$4,265	$3,470	$2,976	$3,032	$15,587	$10,641
Provision for loan losses	154	262	347	8	33	771	573
Noninterest income	9,090	12,257	13,053	10,513	9,036	44,913	45,162
Noninterest expense
Salaries and employee benefits	8,225	9,792	7,763	7,216	7,098	32,996	30,689
Occupancy and equipment expenses	533	555	610	519	602	2,217	1,928
Data processing and telecommunications expenses	429	425	440	317	326	1,611	1,300
Other noninterest expenses	1,230	1,001	888	1,141	1,093	4,260	4,485
Total noninterest expense	10,417	11,773	9,701	9,193	9,119	41,084	38,402
Income before income tax expense	3,395	4,487	6,475	4,288	2,916	18,645	16,828
Income tax expense	1,189	1,475	2,361	1,501	1,021	6,526	5,891
Net income	$2,206	$3,012	$4,114	$2,787	$1,895	$12,119	$10,937

Warehouse Lending Division
Net interest income	$1,983	$1,535	$1,254	$1,105	$1,706	$5,877	$5,962
Provision for loan losses	27	215	176	(232)	496	186	590
Noninterest income	399	583	438	319	462	1,739	1,790
Noninterest expense
Salaries and employee benefits	127	129	127	147	220	530	619
Occupancy and equipment expenses	1	1	1	1	1	4	4
Data processing and telecommunications expenses	18	28	25	27	32	98	103
Other noninterest expenses	26	51	54	32	29	163	106
Total noninterest expense	172	209	207	207	282	795	832
Income before income tax expense	2,183	1,694	1,309	1,449	1,390	6,635	6,330
Income tax expense	763	580	472	507	486	2,322	2,215
Net income	$1,420	$1,114	$837	$942	$904	$4,313	$4,115

AMERIS BANCORP AND SUBSIDIARIES
FINANCIAL TABLES

Segment Reporting (continued)						Table 10
	Three Months Ended					Twelve Months Ended
	Dec	Sep	Jun	Mar	Dec	Dec	Dec
(dollars in thousands)	2017	2017	2017	2017	2016	2017	2016

SBA Division
Net interest income	$971	$981	$885	$907	$949	$3,744	$3,220
Provision for loan losses	(209)	(1)	51	48	571	(111)	847
Noninterest income	1,614	1,130	1,718	1,815	1,308	6,277	5,681
Noninterest expense
Salaries and employee benefits	787	858	890	591	735	3,126	2,705
Occupancy and equipment expenses	56	54	54	51	64	215	254
Data processing and telecommunications expenses	9	9	2	1	1	21	4
Other noninterest expenses	205	63	259	211	170	738	712
Total noninterest expense	1,057	984	1,205	854	970	4,100	3,675
Income before income tax expense	1,737	1,128	1,347	1,820	716	6,032	4,379
Income tax expense	608	394	472	637	251	2,111	1,533
Net income	$1,129	$734	$875	$1,183	$465	$3,921	$2,846

Premium Finance Division
Net interest income	$6,500	$6,474	$5,748	$5,476	$1,064	$24,198	$1,064
Provision for loan losses	287	274	140	30	108	731	108
Noninterest income	18	22	26	46	—	112	—
Noninterest expense
Salaries and employee benefits	1,268	1,250	993	996	—	4,507	—
Occupancy and equipment expenses	52	42	54	49	2	197	2
Data processing and telecommunications expenses	364	231	183	184	44	962	44
Other noninterest expenses	2,303	2,078	2,023	2,225	269	8,629	269
Total noninterest expense	3,987	3,601	3,253	3,454	315	14,295	315
Income before income tax expense	2,244	2,621	2,381	2,038	641	9,284	641
Income tax expense	786	843	915	713	224	3,257	224
Net income	$1,458	$1,778	$1,466	$1,325	$417	$6,027	$417

Total Consolidated
Net interest income	$69,523	$66,855	$63,157	$60,590	$57,279	$260,125	$219,371
Provision for loan losses	2,536	1,787	2,205	1,836	1,710	8,364	4,091
Noninterest income	23,563	26,999	28,189	25,706	24,272	104,457	105,801
Noninterest expense
Salaries and employee benefits	30,507	32,583	29,132	27,794	25,137	120,016	106,837
Occupancy and equipment expenses	6,010	6,036	6,146	5,877	6,337	24,069	24,397
Data processing and telecommunications expenses	7,219	7,050	7,028	6,572	6,244	27,869	24,591
Other noninterest expenses	15,601	18,098	13,433	12,850	16,959	59,982	60,010
Total noninterest expense	59,337	63,767	55,739	53,093	54,677	231,936	215,835
Income before income tax expense	31,213	28,300	33,402	31,367	25,164	124,282	105,246
Income tax expense	22,063	8,142	10,315	10,214	6,987	50,734	33,146
Net income	$9,150	$20,158	$23,087	$21,153	$18,177	$73,548	$72,100

CONTACT: Nicole S. Stokes, Executive Vice President and CFO, (229) 890-1111